RESIN SYSTEMS INC.

Report of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 - Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of common shares of Resin Systems Inc. (the "Corporation") held on June 20, 2007 (the "Meeting"), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

Description of Matter

1

Ordinary resolution to approve fixing the number of members of the Board of Directors of the Corporation to be elected at the Meeting at six members.

Outcome of Vote:  Resolution approved

2.

Ordinary resolution to approve the election of the six nominees to serve as directors of the Corporation until the next annual meeting of shareholders, or until their successors are duly elected or appointed, as described in the information circular of the Corporation dated May 17, 2007.

Outcome of Vote:  Resolution approved

3.

Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration as such.

Outcome of Vote:  Resolution approved

4.

Ordinary resolution to approve the repeal of the former general by-law of the Corporation and adopt a new general by-law of the Corporation as described in the information circular of the Corporation dated May 17, 2007.

Outcome of Vote:  Resolution approved

5.

Ordinary resolution to approve a new share option plan of the Corporation as described in the information circular of the Corporation dated May 17, 2007.

Outcome of Vote:  Resolution approved

6.

Ordinary resolution to approve a restricted share unit plan of the Corporation as described in the information circular of the Corporation dated May 17, 2007.

Outcome of Vote:  Resolution approved

The resolutions to approve matter numbers 4, 5 and 6 noted above were conducted by way of ballot. Attached to this report are the reports of Computershare Trust Company of Canada, the scrutineers of the Meeting, in respect of these ballots.

Dated at Calgary, Alberta this 20th day of June, 2007.

RESIN SYSTEMS INC.

Signed “Rob Schaefer”

Per: Robert I. Schaefer

Chief Financial Officer and Corporate Secretary

Computershare

Resin Systems Inc.

Annual Special Meeting of Shareholders

June 20, 2007

SCRUTINEERS' REPORT ON BALLOT

THE SCRUTINEERS REPORT THE RESULTS OF THE BALLOT TO APPROVE THE REPEAL OF THE FORMER GENERAL BY-LAW OF THE COMPANY AND THE ADOPTION OF A NEW GENERAL BY-LAW OF THE COMPANY AS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR.

Votes For

29,456,354

Votes Against

11,380,992

Total Votes Cast

40,837,346

Percentage of Votes in Favour of Resolution

72.13

Percentage of Votes Against Resolution

27.87

DATED THIS 20th DAY OF JUNE, 2007

COMPUTERSHARE TRUST COMPANY OF CANADA

Signed: “Kari Begg”

Kari Begg, Scrutineer

Signed: “Marina St. Denis”:

Marina St. Denis, Scrutineer

The voting figures reported by Computershare in our capacity as Scrutineer represent our tabulation of proxies returned to us by registered securityholders (and voting instruction forms returned directly to us by non-objecting benefical holders) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holder voting supplied by third parties.

If Computershare has mailed voting instruction forms mailed directly to non-objecting benefical holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has nodirect access to intermediary records, Computershare is unable to reconcile the details of non-objecting benefical ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediery positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as direct by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our reports on attendance and voting the details of beneficial holders attending in person whose ownership we cannot directly confirm or verify. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included in these reports as a result of the instructions from the Chair and Computershare assumes no liability or responsibility whatsoever for their inclusion in these reports.

Computershare

Resin Systems Inc.

Annual Special Meeting of Shareholders

June 20, 2007

SCRUTINEERS' REPORT ON BALLOT

THE SCRUTINEERS REPORT THE RESULTS OF THE BALLOT ON THE RESOLUTION TO APPROVE THE NEW SHARE OPTION PLAN OF THE COMPANY AS MORE PARTICULARLY DESCRIBED IN THE CIRCULAR.

Votes For

34,323,672

Votes Against

6,513,674

Total Votes Cast

40,837,346

Percentage of Votes in Favour of Resolution

84.05

Percentage of Votes Against Resolution

15.95

DATED THIS 20th DAY OF JUNE, 2007

COMPUTERSHARE TRUST COMPANY OF CANADA

Signed: “Kari Begg”

Kari Begg, Scrutineer

Signed: “Marina St. Denis”:

Marina St. Denis, Scrutineer

The voting figures reported by Computershare in our capacity as Scrutineer represent our tabulation of proxies returned to us by registered securityholders (and voting instruction forms returned directly to us by non-objecting benefical holders) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holder voting supplied by third parties.

If Computershare has mailed voting instruction forms mailed directly to non-objecting benefical holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has nodirect access to intermediary records, Computershare is unable to reconcile the details of non-objecting benefical ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediery positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as direct by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our reports on attendance and voting the details of beneficial holders attending in person whose ownership we cannot directly confirm or verify. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included in these reports as a result of the instructions from the Chair and Computershare assumes no liability or responsibility whatsoever for their inclusion in these reports.

Computershare

Resin Systems Inc.

Annual Special Meeting of Shareholders

June 20, 2007

SCRUTINEERS' REPORT ON BALLOT

THE SCRUTINEERS REPORT THE RESULTS OF THE BALLOT TO APPROVE THE NEW RESTRICTED SHARE UNIT PLAN OF THE COMPANY AS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR.

Votes For

34,238,018

Votes Against

6,599,328

Total Votes Cast

40,837,346

Percentage of Votes in Favour of Resolution

83.84

Percentage of Votes Against Resolution

16.16

DATED THIS 20th DAY OF JUNE, 2007

COMPUTERSHARE TRUST COMPANY OF CANADA

Signed: “Kari Begg”

Kari Begg, Scrutineer

Signed: “Marina St. Denis”:

Marina St. Denis, Scrutineer

The voting figures reported by Computershare in our capacity as Scrutineer represent our tabulation of proxies returned to us by registered securityholders (and voting instruction forms returned directly to us by non-objecting benefical holders) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holder voting supplied by third parties.

If Computershare has mailed voting instruction forms mailed directly to non-objecting benefical holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has nodirect access to intermediary records, Computershare is unable to reconcile the details of non-objecting benefical ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediery positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as direct by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our reports on attendance and voting the details of beneficial holders attending in person whose ownership we cannot directly confirm or verify. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included in these reports as a result of the instructions from the Chair and Computershare assumes no liability or responsibility whatsoever for their inclusion in these reports.